Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

December 29, 2023

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Amendment No. 1 to Registration Statement on Form F-1 Filed on November 24, 2023

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 30, 2023 on the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on November 24, 2023 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Registration Statement or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

December 29, 2023

Subject to the review of the Staff, the Company currently plans to file another amendment to the Registration Statement containing the estimated offering size and price range on or around January 16, 2024 and commence its roadshow and related marketing activities shortly thereafter. The Company currently plans to request that the Staff declare the effectiveness of the Registration Statement on or about January 23, 2024. The Company would appreciate the Staff’s continued assistance to help it meet this timeline.

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Amendment No. 1 to Registration Statement on Form F-1 filed November 24, 2023

Recent Developments, page 16

1.	Please revise to include your recent developments discussion and analysis prominently within your MD&A.

The Company respectfully advises the Staff that it has included (i) the interim financial statements as of and for the nine months ended September 30, 2022 and 2023, respectively, and (ii) the management’s discussion and analysis of financial condition and results of operations as of and for the nine months ended September 30, 2023 in comparison to the nine months ended September 30, 2022 in the Revised Registration Statement. The Company also removed the previous discussion in recent developments discussion and analysis therefrom.

2.	We note you have provided certain selected unaudited combine and consolidated statements of operations data for the nine months ended September 30, 2022 and 2023. Please revise to also include combined and consolidated balance sheets as of September 30, 2023 along with a discussion of your liquidity.

The Company respectfully advises the Staff that the interim financial statements as of and for the nine months ended September 30, 2022 and 2023, respectively, has been included in the Revised Registration Statement. The liquidity discussion has been updated as part of the management’s discussion and analysis of financial condition and results of operations in response to the Staff’s comment.

General

3.	Please revise to discuss the arbitration provisions in Exhibit 4.3 and the related risks to investors, such as increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that the provision can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. State specifically whether the provisions apply to claims arising under the federal securities laws and whether there is any concerns regarding the enforceability of the provision.

The Company respectfully advises the Staff that it has revised the disclosures on page 209 in the Revised Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that the arbitration provisions are at the election of the investors and does not preclude them from pursuing claims under the Securities Act or the Exchange Act in federal courts. Therefore, the Company believes that there are no related risks to investors as the arbitration provisions only provides an additional forum for investors to seek redress should they find the forum more favorable.

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December 29, 2023

If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer

Mr. Jing Yuan, Chief Financial Officer

ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP